EX-99.B-77C

SUB-ITEM 77C: Submission of matters to a vote of security holders.

IVY FUNDS

SHAREHOLDER MEETING RESULTS

On March 6, 2014, a special shareholder meeting (Meeting) for Ivy Asset Strategy New Opportunities Fund was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas 66202. The Meeting was held for the following purpose (and with the following results):

Proposal: To approve an agreement and plan of reorganization providing for the transfer of all of the assets of Ivy Asset Strategy New Opportunities Fund to, and the assumption of all of the liabilities of Ivy Asset Strategy New Opportunities Fund by, Ivy Emerging Markets Equity Fund in exchange for shares of Ivy Emerging Markets Equity Fund and the distribution of such shares to the shareholders of Ivy Asset Strategy New Opportunities Fund in complete liquidation of Ivy Asset Strategy New Opportunities Fund.

FUND NAME	FOR	AGAINST	ABSTAIN	TOTAL

Ivy Asset Strategy New Opportunities Fund	10,475,200.756	235,660.660	431,220.502	11,142,081.918

SHAREHOLDER MEETING RESULTS

On February 21, 2014, a special shareholder meeting (Meeting) for Ivy Cundill Global Value Fund was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas 66202. The Meeting was held for the following purposes (and with the following results):

Proposal 1: To approve a new sub-advisory agreement between Mackenzie Financial Corporation and IICO.

FUND NAME	FOR	AGAINST	ABSTAIN	TOTAL

Ivy Cundill Global Value Fund	10,935,426.715	560,686.424	831,164.205	12,327,277.344

Proposal 2: To approve the use of a “manager of managers” structure whereby the Fund’s investment manager will be able to hire and replace sub-advisers for the Fund without shareholder approval.

FUND NAME	FOR	AGAINST	ABSTAIN	TOTAL

Ivy Cundill Global Value Fund	10,233,409.287	1,338,657.177	765,210.880	12,327,277.344